NPB Financial Group, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Cash and equivalent	$	1,204,077
Clearing broker deposit		25,000
Commissions receivable		528,394
Other receivable		11,741
Prepaid expenses		29,269
Other assets and deposits		6,070
Organization costs, net of accumulated amortization of $7,907		4,393
Furniture, fixtures and equipment net of accumulated depreciation of $44,925		24,512
Total Assets	**$**	**1,833,456**

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	301,966
Advisory fees payable		438,096
Commissions payable		289,202
Deferred income		80,000
Unsecured debt		230
Total Liabilities		1,109,494
Members' Equity		723,962
Total Liabilities and Members' Equity	**$**	**1,833,456**

See Accountant's Report and Accompanying Notes to Financial Statements